UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RADCOM Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share
(Title of Class of Securities)

M8186511 1
(CUSIP Number)

Zohar Zisapel
c/o RADCOM Ltd.
24 Raoul Wallenberg Street
Tel-Aviv  69719, Israel
(+972) 77-7745-060
 (Name, address and telephone number of person
authorized to receive notices and communications)

October 11, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186511 1	SCHEDULE 13D/A

1.	Names of Reporting Persons Zohar Zisapel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,993,585 (1)

	8.	SHARED VOTING POWER 44,460

	9.	SOLE DISPOSITIVE POWER 1,993,585 (1)

	10.	SOLE DISPOSITIVE POWER 44,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,045(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_____________________________________

(1) Includes options and warrants to acquire 118,986 Ordinary Shares exercisable currently or within 60 days of February 10, 2011.

(2) Based on 6,458,541 Ordinary Shares that the Issuer advised were issued and outstanding as of February 3, 2011(including the options and warrants set forth in footnote 1 above).

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by Zohar Zisapel (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2008 (the “Schedule 13D”) in respect of the Ordinary Shares, NIS 0.20 par value each (“Ordinary Shares”), of RADCOM Ltd., an Israeli company (the “Issuer”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On October 11, 2010, the Reporting Person entered into a Share and Warrant Purchase Agreement with the Issuer pursuant to which he agreed to purchase 116,959 Ordinary Shares and warrants to purchase up to 38,986 Ordinary Shares for an aggregate purchase price of $1,000,000, which was subject to the approval of the Issuer's shareholders, which was received on November 24, 2010.  See Item 6 for more information.  The Reporting Person used personal funds to pay the purchase price.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The purchase described in this Amendment was made for investment purposes. See Item 6 for more information which is incorporated by reference herein.

The Reporting Person intends to review on a continuing basis his investment in the Ordinary Shares and take such actions with respect to the investment as the Reporting Person deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, selling additional Ordinary Shares, at any time (whether through open market transactions, privately negotiated transactions or otherwise). The Reporting Person could also determine to purchase Ordinary Shares, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Person of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Ordinary Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Person.

Except as may be provided otherwise herein, the Reporting Person has no plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 6,458,541 Ordinary Shares that the Issuer advised were issued and outstanding as of February 3, 2011 (including the options and warrants set forth below).

(a), (b)     See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate of 2,038,045 Ordinary Shares (representing approximately 31.6% of the outstanding Ordinary Shares) beneficially owned by the Reporting Person consists of (i) 1,860,974 Ordinary Shares held of record by the Reporting Person, (ii) 44,460 Ordinary Shares held of record by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 Ordinary Shares held of record by Klil and Michael Ltd., an Israeli company, (iv) options to acquire 80,000 Ordinary Shares at a weighted average exercise price of $7.42 per share, and (v) 38,986 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $10.69 per share.  The Reporting Person is a principal shareholder and director of RDC and Klil and Michael Ltd. and, as such, may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.  The Reporting Person and his brother Mr. Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RDC. The options and warrants listed above are exercisable currently or within 60 days of February 10, 2011.

(c)           On January 31, 2011 the Reporting Person exercised warrants exercisable for 194,531 Ordinary Shares.  Such warrants had an exercise price per share of $3.20.  The Reporting Person paid in the aggregate $622,499.20 to the Issuer in exchange for such Ordinary Shares from its personal funds.  Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Person during the 60 days prior to the date of this Amendment

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On October 11, 2010, the Reporting Person entered into a Share and Warrant Purchase Agreement with the Issuer pursuant to which he agreed to purchase 116,959 Ordinary Shares and warrants to purchase up to 38,986 Ordinary Shares for an aggregate purchase price of $1,000,000, which was subject to the approval of the Issuer's shareholders, which was received on November 24, 2010. The foregoing transaction was part of the Issuer's $5.5 million private placement transaction (PIPE), which closed (other than in respect of the reporting person) on October 13, 2010.

The warrants have an exercise price of $10.69 per Ordinary Share and are exercisable until November 23, 2013.  The exercise price of the warrants is subject to appropriate adjustment in the event of dividends and distributions, share splits, share combinations, reclassifications or similar events affecting the Ordinary Shares.  The Share and Warrant Purchase Agreement and form of warrant are filed as exhibits to this Schedule 13D/A and the summary set forth herein is qualified in its entirety by reference to such documents.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibit

1
Share and Warrant Purchase Agreement, dated October 11, 2010, by and between Zohar Zisapel and other purchasers and  RADCOM Ltd. (incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on December 14, 2010).

2	Form of Warrant to Purchase Ordinary Shares (incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on December 14, 2010).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

/s/Zohar Zisapel
Zohar Zisapel